Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

6 September 2002

02076309

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 3 2002
WASH, D.C. 164

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
6 September 2002	Announcement to Australian Stock Exchange Dividend Payable 19 September 2002

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

dlw 9/24

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

6 September 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: One (1) page

Dear Sir

Re: Stock Exchange Announcement
Dividend Payable 19 September 2002

1. Dividend Reinvestment Plan and Share Election Plan

The issue price of shares to be allotted pursuant to participation in the Dividend Reinvestment Plan and Share Election Plan will be $11.02 per share.

2. Share Purchase Plan

The price at which shares will be offered under the Share Purchase Plan will be $11.02. Forms will be despatched to Australian and New Zealand shareholders with the payment of dividend.

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary